WRITER'S DIRECT DIAL NUMBER 416-504-0522 WRITER'S DIRECT FACSIMILE 416-981-7126 WRITER'S DIRECT E-MAIL ADDRESS ccummings@paulweiss.com

October 22, 2021

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Equinox Gold Corp.
Form 40-F for the Year Ended December 31, 2020 Filed March 24, 2021 File No. 001-39038

Ladies and Gentlemen:

On behalf of our client, Equinox Gold Corp. (the “Company”), we hereby acknowledge receipt of the comment letter, dated September 16, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 40-F (the “Form 40-F”). On behalf of the Company, we submit this letter in response to the Comment Letter based on information and instructions received from officers of the Company. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses.

____________________________

Form 40-F Filed March 24, 2021

Exhibit 99.3 - Consolidated Financial Statements

3. Significant Accounting Policies

(g) Mineral properties, plant and equipment, page 15

1.	Your accounting policy states that you amortize your mineral property and mine development costs on the units-of-production method over the estimated recoverable ounces which includes proven and probable reserves and, for certain underground mines, certain measured, indicated, and inferred resources. Please address the following points:
•	Identify the mines where resources are used in the denominator of the calculation of depletion.
•	Quantify the amount of mineral property and development costs and related depletion taken for the years ended December 31, 2020 and the most recently reported 2021 interim period for each of the mines identified above.
•	Tell us the percentage and amount of measured, indicated, and inferred resources that you include in the depletion calculations of the identified mines.
•	Provide us the amount of depletion expense for each of the mines with and without the inclusion of inferred resources in the denominator for the year ended December 31, 2020 and the most recently reported 2021 interim period.
•	Explain your basis for the inclusion of inferred resources given that the tonnage, grade and mineral content of these resources can typically only be estimated with a low level of confidence and how you compensated for this lower confidence level.

Response: The Company acknowledges the Staff’s comment and confirms that, with respect to the first bullet in the Staff’s comment, resources are included in the denominator of the depletion calculation for the Fazenda Mine (“Fazenda”) only.

With respect to the second bullet in the Staff’s comment, the following table outlines the amount of mineral property and development costs and related depletion taken for the year ended December 31, 2020 and six months ended June 30, 2021 at Fazenda:

2

	Year ended December 31, 2020*	Six months ended June 30, 2021
Mineral Property Cost	$104,368,000	$109,514,000
Depletion	$14,894,000	$10,232,000

*Fazenda was acquired on March 10, 2020, therefore results for the period reflect operations for the period of March 10, 2020 to December 31, 2020.

With respect to the third bullet in the Staff’s comment, the following table outlines the amount of Reserves and Resources included in the depletable base for Fazenda:

	Proven & Probable Reserves	Measured & Indicated Resources	Inferred Resources
Total ounces	169,886	239,000	476,000
Ounces included in depletion base	169,886	200,210	-
Percentage expected to be converted and used for depletion base	100%	84%	-

The Company proposes to amend its accounting policy disclosure in “Note 3(g) Mineral properties, plant and equipment” of its future filings beginning December 31, 2021 to more clearly reflect the manner in which mineral property and mine development costs are amortized as follows:

Mineral property and mine development costs capitalized are amortized using the units-of-production method over the estimated recoverable ounces, which is the estimated total ounces to be extracted in current and future periods based on proven and probable reserves and, in the case of certain underground mines, certain measured and indicated ~~and inferred~~ resources.

With respect to the fourth and fifth bullets in the Staff’s comment, the Company confirms that no Inferred Resources are considered in the resources expected to be converted into reserves for purposes of the depletion calculation.

_____________________

3

Thank you for your review of this response letter. Please direct all questions or comments regarding this letter to me at 416-504-0522.

Very truly yours,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:	Brian McAllister
Craig Arakawa Securities and Exchange Commission Peter Hardie Susan Toews Equinox Gold Corp.

4